

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 5, 2008

Mr. Barry Lamperd
President
Lamperd Less Lethal Inc.
1200 Michener Road
Sarnia, Ontario, Canada N7S 4B1

RE: Form 8-K Item 4.01 filed April 24, 2008
Form 8-K/A Item 4.01 filed May 5, 2008
File #0-50011

Dear Mr. Lamperd:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant